Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Kidoz Inc. Reports Record Q4 2024 Revenue of USD $7,444,505 (CAD $10,699,391) and Pre-Tax Profit of USD $2,202,392 (CAD $2,908,818)

Vancouver, B.C. Canada, February 27, 2025 – Kidoz Inc. (TSXV:KIDZ) (the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net), the Kidoz Publisher SDK and Kidoz COPPA Shield, announced today its unaudited Q4 2024 financial result summary. All amounts are presented in United States dollars and are in accordance with United States Generally Accepted Accounting Principles.

Q4 2024 Financial Result Summary

The fourth quarter of 2024 started with a boom as advertisers launched many campaigns world-wide on the Kidoz platform.

Overall, 2024 started well, but slowed mid-year as brands considered their media investment timing and scale. Kidoz remained focused on technical and operational enhancements which have facilitated the capacity for extraordinary scale on the Kidoz system. Investments in our programmatic capabilities, contextual targeting artificial intelligence, SDK technology, and many other areas of the business have positioned Kidoz for tremendous growth and profitability in the months and years ahead. Our strategy is proving successful as validated by the Company’s record results.

Unaudited financial highlights from the fourth quarter of 2024 include:

●	Total Revenue of $7,444,505 an increase of 23% over Total Revenue of $6,030,546 in Q4 2023 and a growth of 225% over Total Revenue of $2,287,776 in Q3 2024;
●	Sales and Marketing expenditure of $500,766, an increase of 56% from $321,344 in Q4 2023 and an increase of 51% from $330,798 in Q3 2024;
●	Non-Capitalized R&D expenditures of $1,060,884, an increase of 36% from $779,273 in Q4 2023 and an increase of 31% from $810,933 in Q3 2024;
●	G&A expenditures of $181,878 an increase of 14% from $159,065 in Q4 2023 and an increase of 20% from $151,598 in Q3 2024;
●	Pre-Tax Profit of $2,023,920, an increase over a Pre-Tax Profit of $302,332 in Q4 2023 and a loss of ($406,284) in Q3 2024;
●	Adjusted EBITDA of $2,171,192 a growth over Adjusted EBITDA of $591,570 in Q4 2023 and growth over Adjusted EBITDA of ($256,822) in Q3 2024;
●	Cash of $2,780,517 and working capital of $4,289,737 as at December 31, 2024, compared to cash of $1,469,224 and working capital of $3,220,646 as at December 31, 2023;
●	Free Cash Flow of $2,341,130 in the quarter compared to Free Cash Flow of $37,803 in Q4 2023 and Free Cash Outflow of ($293,033) in Q3 2024.

“Management is thrilled with the Company’s record breaking performance in the fourth quarter”, said Jason Williams, Kidoz CEO. “These results are driven by our strategic focus on brand relations and expanding direct connections to premium apps and programmatic demand sources thus solidifying Kidoz’s leadership position in the kids gaming app ecosystem.”

“Our products, technology, and the commitment to excellence we make to our advertisers and publishers have made Kidoz the leading COPPA gaming media platform in the world. As more brands test and learn of our premium capabilities they allocate larger percentages of their media budgets to Kidoz as we consistently outperform the competition. Kidoz’s continuous investments in our proprietary technology creates large scale supply path optimization that yields tangible benefits for our brand partners. By enhancing efficiency, boosting performance, and maintaining the highest safety standards, we provide a unique and compelling value proposition for brands looking to reach young audiences in a secure and efficient manner.” continued Williams.

“2024 has been a pivotal year and we are only just beginning our journey of success. We have carried strong momentum into 2025 and believe our initiatives to create high-performance advertising solutions in gaming apps will drive continued growth and profitability for the Company. Kidoz is well-positioned to lead the market as digital advertising increasingly shifts to mobile, and we are excited about the opportunities ahead.”

CAUTION REGARDING NON-GAAP FINANCIAL MEASURES

This press release refers to “Adjusted EBITDA” which is a non-GAAP financial measure that does not have a standardized meaning prescribed by GAAP. Adjusted EBITDA is not presented in accordance with, or as an alternative to, GAAP financial measures and may be different from non-GAAP measures used by other companies. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”). We encourage investors to review the GAAP financial measures included in the last Quarterly financials and Form 6-K, including our unaudited consolidated financial statements, to aid in their analysis and understanding of our performance and in making comparisons.

We use Adjusted EBITDA internally to evaluate our performance and make financial and operational decisions that are presented in a manner that adjusts from their equivalent GAAP measures or that supplement the information provided by our GAAP measures. Adjusted EBITDA is defined by us as EBITDA (net income (loss) plus depreciation expense, amortization expense, interest, stock-based compensation and impairment of goodwill), further adjusted to exclude certain non-cash expenses and other adjustments. We use Adjusted EBITDA because we believe it more clearly highlights business trends that may not otherwise be apparent when relying solely on GAAP financial measures, since Adjusted EBITDA eliminates from our results specific financial items that have less bearing on our core operating performance.

Our Adjusted EBITDA is reconciled as follows:

	Three Months Ended December 31, 2024	Three Months Ended December 31, 2023

Net Income	1,934,806	328,310
Less:
Depreciation and amortization	45,377	139,945
Income tax (recovery) expense	89,114	(25,978)
Interest and other income	(4)	(6)
Stock awareness program	-	18,371
Stock-based compensation	101,899	130,928
Adjusted EBITDA	2,171,192	591,570

For full details of the Company’s operations and financial results, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.ca website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KIDZ) (www.kidoz.net) mission is to keep children safe in the complex digital advertising ecosystem. Kidoz has built the leading COPPA & GDPR compliant contextual mobile advertising network that safely reaches hundreds of millions of kids, teens, and families every month. Google certified, and Apple approved, Kidoz provides an essential suite of advertising technology that unites brands, content publishers and families. Trusted by Mattel, LEGO, Disney, Kraft, and more, the Kidoz Contextual Ad Network helps the world’s largest brands to safely reach and engage kids across thousands of mobile apps, websites and video channels. The Kidoz network does not use location or PII data tracking commonly used in digital advertising. Instead, Kidoz has developed advanced contextual targeting tools to enable brands to reach their ideal customers with complete brand safety. A focused AdTech solution provider, the Kidoz SDK and Kidoz COPPA Shield have become essential products in the digital advertising ecosystem.

Prado Inc. (www.prado.co), a separate but fully owned subsidiary of Kidoz Inc., is based on the Kidoz technology and provides a mobile SSP (Supply-side Platform), DSP (Demand-side Platform) and Ad Exchange platform to brand advertisers across a variety of industries. Employing a contextual targeting approach within the in-app universe, Prado can achieve high impact results for brand partners within this powerful media inventory.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 19, 2023, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.